United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Indus Realty Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

45580R103

(CUSIP Number)

October 8, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45580R103	Schedule 13G

1	Names of Reporting Persons CPREF II AIV II - A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 485,981 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 485,981 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 485,981 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 4.8% (1)
12	Type of Reporting Person PN

(1)

Represents beneficial ownership as of December 31, 2021. As of January 14, 2022, the Reporting Person named above beneficially owned 511,874 shares of Common Stock, representing 5.0% of the outstanding Common Stock.

CUSIP No. 45580R103	Schedule 13G

1	Names of Reporting Persons CPREF II AIV II - B, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 485,978 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 485,978 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 485,978 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.8% (1)
12	Type of Reporting Person PN

(1)

Represents beneficial ownership as of December 31, 2021. As of January 14, 2022, the Reporting Person named above beneficially owned 511,874 shares of Common Stock, representing 5.0% of the outstanding Common Stock.

CUSIP No. 45580R103	Schedule 13G

1	Names of Reporting Persons Centerbridge Partners Real Estate Fund SBS II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,747 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,747 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,747 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 0.1% (1)
12	Type of Reporting Person PN

(1)

Represents beneficial ownership as of December 31, 2021. As of January 14, 2022, the Reporting Person named above beneficially owned 7,106 shares of Common Stock, representing 0.1% of the outstanding Common Stock.

CUSIP No. 45580R103	Schedule 13G

1	Names of Reporting Persons Centerbridge Partners Real Estate Associates II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 971,959 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 971,959 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 971,959 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 9.6% (1)
12	Type of Reporting Person PN

(1)

Represents beneficial ownership as of December 31, 2021. As of January 14, 2022, the Reporting Person named above beneficially owned 1,023,748 shares of Common Stock, representing 10.1% of the outstanding Common Stock.

CUSIP No. 45580R103	Schedule 13G

1	Names of Reporting Persons CPREF II Cayman GP Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 971,959 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 971,959 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 971,959 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 9.6% (1)
12	Type of Reporting Person CO

(1)

Represents beneficial ownership as of December 31, 2021. As of January 14, 2022, the Reporting Person named above beneficially owned 1,023,748 shares of Common Stock, representing 10.1% of the outstanding Common Stock.

CUSIP No. 45580R103	Schedule 13G

1	Names of Reporting Persons CCP SBS GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,747 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,747 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,747 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 0.1% (1)
12	Type of Reporting Person OO

(1)

Represents beneficial ownership as of December 31, 2021. As of January 14, 2022, the Reporting Person named above beneficially owned 7,106 shares of Common Stock, representing 0.1% of the outstanding Common Stock.

CUSIP No. 45580R103	Schedule 13G

1	Names of Reporting Persons Jeffrey Aronson
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 978,706 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 978,706 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 978,706 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 9.6% (1)
12	Type of Reporting Person IN

(1)

Represents beneficial ownership as of December 31, 2021. As of January 14, 2022, the Reporting Person named above beneficially owned 1,030,854 shares of Common Stock, representing 10.1% of the outstanding Common Stock.

ITEM 1.	(a) Name of Issuer:

Indus Realty Trust, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

641 Lexington Avenue, New York, NY 10022

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

CPREF II AIV II - A, L.P. (“CPREF A”);

CPREF II AIV II - B, L.P. (“CPREF B”);

Centerbridge Partners Real Estate Fund SBS II, L.P. (“SBS II”);

Centerbridge Partners Real Estate Associates II, L.P. (“Centerbridge GP”);

CPREF II Cayman GP Ltd. (“Cayman GP”);

CCP SBS GP, LLC (“CCP GP”); and

Jeffrey H. Aronson (“Mr. Aronson”).

(b) Address of Principal Business Office:

The principal business address of the Reporting Persons is 375 Park Avenue, 11th Floor, New York, New York 10152.

(c) Citizenship of each Reporting Person is:

Cayman GP is organized under the laws of the Cayman Islands. Mr. Aronson is a citizen of the United States. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

(d) Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”).

(e) CUSIP Number:

45580R103

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of October 8, 2021, Reporting Persons may be deemed to beneficially own an aggregate of 925,000 shares of Common Stock as follows: CPREF A directly held 459,311 shares of Common Stock, CPREF B directly held 459,311 shares of Common Stock and SBS II directly held 6,378 shares of Common Stock (CPREF A, CPREF B and SBS II, together the “Centerbridge Funds”), representing approximately 9.4% of the Common Stock outstanding based upon 9,880,723 shares of Common Stock outstanding upon completion of the offering described in the Issuer’s Prospectus Supplement on Form 424(b)(5), filed with the Securities Exchange Commission on October 7, 2021.

As of December 31, 2021, Reporting Persons may be deemed to beneficially own an aggregate of 978,706 shares of Common Stock as follows: CPREF A directly held 485,981 shares of Common Stock, CPREF B directly held 485,978 shares of Common Stock and SBS II directly held 6,747 shares of Common Stock, representing approximately 9.6% of the Common Stock, based upon 10,173,951 shares of Common Stock outstanding as of November 2, 2021 as reported in the quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

As of January 14, 2022, Reporting Persons may be deemed to beneficially own an aggregate of 1,030,854 shares of Common Stock as follows: CPREF A directly held 511,874 shares of Common Stock, CPREF B directly held 511,874 shares of Common Stock and SBS II directly held 7,106 shares of Common Stock, representing approximately 10.1% of the Common Stock, based upon 10,173,951 shares of Common Stock outstanding as of November 2, 2021 as reported in the quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

Centerbridge GP is the general partner of each of CPREF A and CPREF B, and, as such, may be deemed to beneficially own the securities held by CPREF A and CPREF B. Cayman GP is the general partner of Centerbridge GP, and, as such, it may be deemed to beneficially own the securities held by each of CPREF II A and CPREF II B. CCP GP is the general partner of SBS II, and, as such, may be deemed to beneficially own the securities held by SBS II. Mr. Aronson, indirectly, through various intermediate entities controls each of the Centerbridge Funds, and, as such, Mr. Aronson may be deemed to beneficially own the securities held by the Centerbridge Funds.

However, none of the foregoing should be construed in and of itself as an admission by Mr. Aronson or by any Reporting Person as to beneficial ownership of securities owned by another Reporting Person. In addition, Mr. Aronson expressly disclaims beneficial ownership of the shares of Common Stock held by the Centerbridge Funds, except to the extent of any proportionate pecuniary interest therein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2022

CPREF II AIV II - A, L.P.
By: Centerbridge Partners Real Estate Associates II, L.P., its general partner
By: CPREF II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CPREF II AIV II - B, L.P.
By: Centerbridge Partners Real Estate Associates II, L.P., its general partner
By: CPREF II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE PARTNERS REAL ESTATE FUND SBS II, L.P.
By: CCP SBS GP, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE PARTNERS REAL ESTATE ASSOCIATES II, L.P.
By: CPREF II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CPREF II CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CCP SBS GP, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.